FOR IMMEDIATE RELEASE
February 21, 1997

                         Media Contact: Robert Fort
                               (757) 629-2710

NS SUBMITS PRELIMINARY ENVIRONMENTAL REPORT TO STB

NORFOLK, VA -- Norfolk Southern Corporation and Norfolk Southern Railway Company today submitted a Preliminary Environmental Report to the Surface Transportation Board's Section of Environmental Analysis relating to Norfolk Southern's proposed acquisition of control of Conrail Inc. and Consolidated Rail Corporation.

      The Preliminary Environmental Report was submitted under the procedural schedule set by the STB, which requires that such report be submitted at least 30 days prior to the filing of a primary application.

                                   # # #

World Wide Web Site - http://www.nscorp.com